P/E 12/31/04

ARS

0-15336





Margo Caribe, Inc.

2004 ANNUAL REPORT

MARGO CARIBE, INC. AND SUBSIDIARIES

2004 ANNUAL REPORT

MARGO CARIBE, INC.

2004 ANNUAL REPORT SHAREHOLDERS

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

When used in this Annual Report or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer of Margo Caribe, Inc., all statements that are clearly historical in nature are forward-looking, and the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "believes," "estimate," "project," and future and conditional verbs such as "will," "would," "should," "could," "might," "can," "may," or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.

Margo Caribe, Inc. wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors, including regional and national economic conditions, natural disasters, competitive and regulatory factors, legislative changes and regulatory or judicial proceedings, could affect its financial performance and could cause its actual results for future periods to differ materially from those contemplated by such forward-looking statements.

Margo Caribe, Inc. does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstance after the date of such statements.


Margo Caribe Inc.

MARGO CARIBE, INC. AND SUBSIDIARIES

THE COMPANY

Margo Caribe, Inc. and its subsidiaries (collectively, the "Company") are in the business of growing, distributing, and installing tropical plants and trees. The Company is also engaged in the manufacturing and distribution of its own line ("Rain Forest") of planting media and aggregates, the distribution of lawn and garden products, including bark and premium mulch manufacturing and sale, and also provides landscaping design and installation services. In addition, since 2003, the Company acts as sales representative for several consumer goods brands in Puerto Rico. The Company's real estate development subsidiary is in the process of obtaining the required permits for an affordable housing project in the Municipality of Arecibo, Puerto Rico. On February 16, 2005, Margo State Line, Inc., a Florida corporation and a wholly owned subsidiary of Margo Caribe, Inc., purchased substantially all the assets (other than real property) of State-Line Bark & Mulch, Inc., a Georgia corporation. The closing of the real estate, consisting of approximately 100 acres, was executed on June 3, 2005. Margo State Line, Inc., is engaged in the business of production of bulk or bagged ground covers (bark and mulches), potting soils, compost and related garden products in Folkston, Georgia.

PRINCIPAL OPERATIONS

The Company's operations include Margo Caribe, Inc. (the holding company), Margo Nursery Farms, Inc., d/b/a Margo Farms del Caribe ("Nursery Farms"), Margo Landscaping & Design, Inc. ("Landscaping"), Margo Garden Products, Inc. ("Garden Products"), Rain Forest Products Group, Inc. ("Rain Forest"), Margo State Line, Inc.("State Line"), Garrochales Construction and Development Corporation ("Garrochales Construction"), Margo Development Corporation ("Margo Development"), and a one-third equity interest in Salinas Holdings, Inc. ("Salinas"), all Puerto Rico corporations, except State Line which is a Florida corporation.

The Company's nursery operations, except for State Line's operations, are focused in the Commonwealth of Puerto Rico ("Puerto Rico") and the Caribbean. These operations are conducted at a 92-"cuerdas" (a "cuerda" equals approximately 0.97 of an acre) nursery farm in Vega Alta, Puerto Rico, approximately 25 miles west of San Juan. This farm is leased from Michael J. Spector and Margaret Spector, who are executive officers and principal shareholders of the Company.

The operations of State Line are located on a 100-acre parcel of land of located in Folkston, Georgia.

State Line is engaged in the manufacturing and sale of bark and premium cypress and pine mulch, as well as several composted and potting soils. State Line's products are primarily marketed within the United States and Puerto Rico and the Caribbean, through Garden Products.

residential project of approximately 425 houses in the Municipality of Arecibo, Puerto Rico. We have high hopes for the possibilities of the Puerto Rico residential housing market.

Focus for 2005 We intend to preserve our market share in the Puerto Rico and USVI markets while continuing to develop the business potential of our new U.S. Subsidiary. We are optimistic that the synergy created between our Companies utilizing a new business model will serve as a basis for growth and profit. Increasing the profitability requires hand-on management that closely monitors revenue growth and cost structure. We continue to work hard to take the Company to the next level. Your Company is ready for this next step.

I appreciate the guidance and support of our Board of Directors as well as the diligence and hard work of our employees.

Fellow shareholders, I thank you for the continued confidence that you have deposited in our Company.

Sincerely yours,

Michael J. Spector
Chairman of the Board of Directors and Chief Executive Officer

Juan B. Medina
President and Chief Operating Officer

THE COMPANY

Margo Caribe, Inc. and its subsidiaries (collectively, the "Company") are in the business of growing, distributing, and installing tropical plants and trees. The Company is also engaged in the manufacturing and distribution of its own line ("Rain Forest") of planting media and aggregates, the distribution of lawn and garden products, including bark and premium mulch manufacturing and sale, and also provides landscaping design and installation services. In addition, since 2003, the Company acts as sales representative for several consumer goods brands in Puerto Rico. The Company's real estate development subsidiary is in the process of obtaining the required permits for an affordable housing project in the Municipality of Arecibo, Puerto Rico. On February 16, 2005, Margo State Line, Inc., a Florida corporation and a wholly owned subsidiary of Margo Caribe, Inc., purchased substantially all the assets (other than real property) of State-Line Bark & Mulch, Inc., a Georgia corporation. The closing of the real estate, consisting of approximately 100 acres, was executed on June 3, 2005. Margo State Line, Inc., is engaged in the business of production of bulk or bagged ground covers (bark and mulches), potting soils, compost and related garden products in Folkston, Georgia.

PRINCIPAL OPERATIONS

The Company's operations include Margo Caribe, Inc. (the holding company), Margo Nursery Farms, Inc., d/b/a Margo Farms del Caribe ("Nursery Farms"), Margo Landscaping & Design, Inc. ("Landscaping"), Margo Garden Products, Inc. ("Garden Products"), Rain Forest Products Group, Inc. ("Rain Forest"), Margo State Line, Inc.("State Line"), Garrochales Construction and Development Corporation ("Garrochales Construction"), Margo Development Corporation ("Margo Development"), and a one-third equity interest in Salinas Holdings, Inc. ("Salinas"), all Puerto Rico corporations, except State Line which is a Florida corporation.

The Company's nursery operations, except for State Line's operations, are focused in the Commonwealth of Puerto Rico ("Puerto Rico") and the Caribbean. These operations are conducted at a 92-"cuerdas" (a "cuerda" equals approximately 0.97 of an acre) nursery farm in Vega Alta, Puerto Rico, approximately 25 miles west of San Juan. This farm is leased from Michael J. Spector and Margaret Spector, who are executive officers and principal shareholders of the Company.

The operations of State Line are located on a 100-acre parcel of land of located in Folkston, Georgia.

State Line is engaged in the manufacturing and sale of bark and premium cypress and pine mulch, as well as several composted and potting soils. State Line's products are primarily marketed within the United States and Puerto Rico and the Caribbean, through Garden Products.

Rain Forest is engaged in the manufacturing of potting soils, professional growing mixes, river rock, gravel, and related aggregates. Rain Forest's products are marketed by Garden Products.

Garden Products is engaged in the sale of lawn and garden products, including plastic and terracotta pottery, planting media (soil, peat moss, etc.) and mulch. Among the various lawn and garden product lines it distributes,

Garden Products is the exclusive distributor (for Puerto Rico and the Caribbean) of Sunniland Corporation's fertilizer and pesticide products, Greenes Fence Company, Greenleaf Products, Inc., Fiskars Consumer Product Division, L.R. Nelson Consumer Products, Telcom decorative pottery, Terro Products, Crysalia plastic pottery, DEROMA Italian terracotta pottery and North American Outdoor Products, and Les Carrières de la Pierre Bleue Belge, S.A.

Margo Nursery Farms, which operates under the trade name of Margo Farms del Caribe, is engaged in the production and distribution of tropical and flowering plants. Its products are primarily utilized for the interior and exterior landscaping of office buildings, shopping malls, hotels and other commercial sites, as well as private residences. In its nursery facility located in Vega Alta, Puerto Rico, Margo Nursery Farms produces various types of palms, flowering and ornamental plants, trees, shrubs, bedding plants and ground covers. Its customers include wholesalers, big box retailers, garden stores, chain stores, municipalities, and landscapers, primarily located in Puerto Rico and the Caribbean.

As a bona fide agricultural enterprise, Margo Nursery Farms enjoys a 90% tax exemption under the Puerto Rico tax law from income derived from its nursery business in Puerto Rico.

Landscaping provides landscaping, maintenance and design services to customers in Puerto Rico.

Salinas Holdings, Inc., of which the Company owns one-third of the voting stock, is a joint venture to grow sod, palms and trees on a farm of approximately 262 "cuerdas" located in the Municipality of Salinas, Puerto Rico.

Margo Development Corporation and Garrochales Construction and Development Corporation were created for the development of residential projects in Puerto Rico. Currently Garrochales Construction is in the final stages of obtaining all the required permits for the development of a new residential project in the Municipality of Arecibo, Puerto Rico.

Production

Using cuttings, plugs, liners, seedlings, air layers, seeds and tissue cultures propagates the Company's plants. Cuttings are obtained from the Company's own stock plants and from other nurseries for grow-out at the Company's facilities. The newly planted cuttings take from two months to five years to mature into finished products, depending on the variety. Bedding plants and annuals take from six to ten weeks to mature.

The Company's products are either field grown or container grown, depending on the variety of plants. Most of these products start out in small pots and are "stepped up" to larger pot sizes over time. The Company produces field and container-grown material, as well as flowering, bedding plants and hanging baskets.

The Company is a supplier of plants and lawn and garden products to several of the largest mainland retailers of lawn and garden products operating in Puerto Rico and the Caribbean.

State Line production and sales are conducted in Folkston, Georgia and is marketed within the United States and Puerto Rico and the Caribbean. The production of premium bark and mulch is obtained from a manufacturing process of premium wood, waste wood, pole peelings, among other premium wood products.

Marketing

The Company's marketing efforts, except for State Line, are primarily directed at customers throughout Puerto Rico and the Caribbean. State Line marketing efforts are directed to the United States and Puerto Rico and the Caribbean.

The principal customers of the Company are wholesalers, mass merchandisers, chain stores, retailers, garden centers, hotels, landscapers, mulch brokers, government projects and commercial businesses located in Puerto Rico and the Caribbean, and in the US for State Line. The Company's landscaping division targets construction and government projects that require extensive landscaping. In addition, Landscaping provides landscaping design, installation and maintenance services, which complement the sales function. For large retailers in Puerto Rico the Company develops promotional programs that include deliveries to customer outlets and special pricing based on volume.

During 2004, the Company's single largest customer accounted for approximately 45% of the Company's net sales. During 2003 and 2002, the Company's largest customer accounted for approximately 41% and 30%, of the Company's net sales, respectively.

The Company does not have any significant long-term (over one year) delivery contracts with customers, including landscaping contracts.

Financial Information Relating to Industry Segments

The Company has five line of business reported in four segments: the manufacturing of premium bark and mulch (acquisition made on February 16, 2005), the sale of related lawn and garden products, the production and marketing of tropical and flowering plants, the provision of landscaping services, and real estate. The lawn and garden products segment also includes sales commissions for consumer goods not related to lawn and garden products.

The following table sets forth sales for industry segments for the years ended December 31, 2004, 2003 and 2002 (the real estate segment did not have any financial activity during the periods presented). The information is provided after the elimination of intercompany transactions.

	(Amounts in 000's)		
	2004	2003	2002
Plants	$2,842	$3,739	$4,325
Lawn and garden products	3,740	3,279	2,884
Landscaping	1,841	1,415	2,542
Total	$8,423	$8,433	$9,751

Certain financial information concerning industry segments is set forth on page 9 - Management's Discussion and Analysis of Results of Operations and Financial Condition and in Note 20 to the Company's Consolidated Financial Statements.

JOINT VENTURE IN SALINAS HOLDINGS, INC.

On October 14, 2002, the Company, through its wholly-owned subsidiary, Nursery Farms, entered into a joint venture to grow sod, palms and trees on a farm of approximately 262 "cuerdas" located in the Municipality of Salinas, Puerto Rico, operated by Salinas Holdings, Inc. ("Salinas"). The farm is leased by Salinas Holdings, Inc. from Criadores de Salinas, S.E., an entity controlled by Mr. Luis A. Rubí, for an initial 10-year term with renewal options for an additional 20-year period.

Salinas is an entity in which Nursery Farms owns one-third of the outstanding voting stock. The remaining two-thirds are owned in equal parts by Mark H. Greene, a former director of the Company, and by Luis A. Rubí. The Company has committed to make equity cash contributions to the new entity of up to $775,000. Total capital contributions from October 14, 2002 to December 31, 2004 amounted to $768,333. Capital returns during this same period amounted to $404,002.

Salinas has entered into a five-year management agreement with Nursery Farms (automatically renewable for an additional five year term unless otherwise decided by either party) whereby Nursery Farms will provide certain management services to the new entity and will be responsible for all sales and marketing activities for the new entity. Under the terms of the management agreement, Nursery Farms will receive a basic administration fee of $2,000 per month, and a commission on gross collected revenue varying from 15% to 17%. Commissions and fees earned for services provided to Salinas for the years ended December 31, 2004 and 2003 totaled to $225,080 and $140,921, respectively. During the term of the management agreement, the Company has agreed not to grow sod or to have more than 50 "cuerdas" of palms or trees under cultivation on its facilities. The Company is currently not engaged in the business of growing sod.

The investment in and results of operations of Salinas are not consolidated with the financial statements of the Company, but instead are reported under the equity method of accounting for investments. Accordingly, the Company's financial statements reflect the Company's proportionate share (33.33%) of the results of operations of Salinas. Salinas net income for the years ended December 31, 2004 and 2003 was $333,159 and $227,366, respectively.

MARGO CARIBE, INC. AND SUBSIDIARIES

SELECTED FINANCIAL INFORMATION

The following table sets forth certain selected consolidated financial data for Margo Caribe, Inc. on a historical basis, for each of the five years in the period ended December 31, 2004. The selected financial data should be read in conjunction with Item 7 - Management's Discussion and Analysis of Results of Operations and Financial Condition and the Company's Consolidated Financial Statements. Per share information has been retroactively adjusted to reflect a five-for-four stock split effective July 8, 2005.

	Years Ended December 31,				
Earnings Statement Data:	**2004**	**2003**	**2002**	**2001**	**2000**
Net sales	$8,422,531	$8,433,185	$9,751,294	$9,184,621	$8,302,810
Gross profit	2,562,914	2,377,951	3,875,882	3,389,274	2,134,463
Selling, general and administrative expenses	3,326,703	3,821,819	3,477,923	3,021,016	2,583,012
Costs related to consolidating nursery facilities	-	253,738	-	-	-
Income (loss) from operations	(763,789)	(1,697,606)	397,959	368,258	(448,549)
Net income (loss)	(616,597)	(1,491,867)	852,345	338,443	(1,022,733)
Basic income (loss) per common share	($0.28)	($0.71)	$0.41	$0.16	($0.49)
Diluted income (loss) per common share	($0.28)	($0.71)	$0.40	$0.16	($0.49)
Weighted average number of common shares outstanding and common share equivalents	2,186,717	2,111,499	2,114,245	2,104,385	2,069,584
Balance Sheet Data:					
Working capital	$1,860,302	$1,589,228	$3,958,112	$3,348,454	$2,290,314
Total assets	10,140,678	9,214,266	9,796,206	9,009,021	9,375,396
Long-term debt (excluding current portion)	67,492	187,073	244,425	307,528	239,482
Stockholders' equity	4,661,914	5,113,152	5,579,581	5,238,888	6,241,776

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

CRITICAL ACCOUNTING POLICIES

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States of America.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company's management believes the following critical accounting policies affect its more significant estimates and assumptions used in the preparation of its consolidated financial statements.

Revenue Recognition

The Company recognizes sales of plants and lawn and garden products upon acknowledgment receipt of merchandise by the customers. Revenues from sales of landscaping services are recognized as plants are installed at the customers' facilities. Revenues from garden maintenance contracts are recognized when the maintenance is provided.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is an amount that management believes will be adequate to absorb estimated losses on existing accounts receivable that become uncollectible based on evaluations of collectibility of specific customers and their prior credit experience. In addition, the Company evaluates the prior years' experience of the allowance as a whole.

Capitalization of Inventory Costs

Direct and indirect costs that are capitalized as part of inventory of plant material, which management estimates cannot be recovered from future sales of plant inventory, are charged to cost of sales. Management's determination of the amount of capitalized costs that should be charged to cost of sales is based on historical sales experience and its judgment with respect to the future marketability of the inventory.

Deferred Income Taxes

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the use of the asset and liability method in accounting for income taxes.

Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

The Company records a valuation allowance to reduce its deferred tax asset to the amount that is more likely than not to be realized. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future. The amount of the deferred tax asset considered realizable could change in the near term depending on future levels of taxable income.

OVERVIEW

On September 14, 2004, the Island of Puerto Rico was hit by Tropical Storm Jeanne. Although no significant damages were reported to the crop, some structures were damaged. These were repaired within a short period of time. Gross losses resulting from Tropical Storm Jeanne amounted to approximately $181,000. Subsequently, the Company collected from the insurance company a net amount of $103,000. The amounts collected only relate to the damages to properties, principally damages to facilities, since the Company has been unable to obtain inventories and business interruption insurance.

For the years ended December 31, 2004 and 2003, the Company incurred in net losses of approximately $617,000 and of $1,492,000, respectively, compared to a net income of $852,000 in 2002. These amounts represent a diluted (loss) income per common share of ($0.28), ($0.71), and $0.40 for 2004, 2003 and 2002, respectively. The net loss for the year ended December 31, 2004, was principally due to losses in the plants and in the lawn & garden segments.

The plants segment reflected net losses of $472,000 and $714,000 for the years ended December 31, 2004 and 2003, respectively. However, this reflects an improvement in this segment of approximately 34% over the prior year results. The loss from the plants segment for the year ended December 31, 2004, is mainly attributable to charges of $374,000 for damaged inventory and slow moving items, the net loss of $78,000 related to Tropical Storm Jeanne, and the decrease in gross profit for the segment of approximately $285,000.

The loss from the plants segment for the year ended December 31, 2004, as mentioned above, also reflects a decrease in sales and related gross profit. Total sales from the plants segment decreased by approximately $897,000, or 24% when compared to the year ended December 31, 2003. Gross profit margin decreased from 19.1% in 2003 to 15.4% in 2004, resulting in a decrease in absolute gross profit of approximately $285,000. Within plants segment results for the year ended December 31, 2004 were the commissions and equity in earnings from an investment in an unconsolidated joint venture (Salinas Holdings) in the amount of $312,000. Additionally, improvement in 2004 when compared to 2003 is related to costs associated with closing the Barranquitas nursery operation which amounted to approximately $254,000 for the year ended December 31, 2003.

The lawn and garden segment's net loss for the years ended December 31, 2004 and 2003 was $145,000 and $242,000, respectively, or a decrease in net loss of approximately 40%.

The improvement experienced in this segment is mostly related to the increase in sales, which increased by $461,000, while maintaining its gross profit margin stable at 43%, thus, increasing the gross profit by $198,000. Improved results in this section also reflect savings in shipping supplies of $36,000; net of an increase in allocated expenses (overhead) of approximately $58,000 and increase in salaries of approximately $71,000.

The landscaping segment's reflected a net income of $232 compared to a net loss of approximately $535,000, for the years ended December 31, 2004 and 2003, respectively. The significant improvement in the operating results of this segment reflects the full year effect of the adjustments in pricing for old contracts implemented during the last quarter of 2003, as well as the results of new maintenance contracts (private and governmental) signed during this period. The improvement in operating results also reflects improved efficiency in project management and the operational changes realized during the fourth quarter of 2003 and during the year 2004.

The results of the pricing changes aforementioned resulted in an increase in this segment's gross profit margin of approximately 12.6% (from 15.3% in 2003 to 27.9% in 2004).

RESULTS OF OPERATIONS

Sales

The Company's consolidated net sales for the years ended December 31, 2004 and 2003 were approximately $8,423,000, and $8,433,000, respectively, representing an overall decrease of less than 1%.

Although net sales for 2004 remained substantially in line with 2003 figures, the plants segment reflected a decrease in net sales during 2004 of $897,000 or 24%, when compared to 2003. Such decrease is mainly attributable to the lack of availability of certain plants including, orchids, anthurium, spathifyllum, and areca palms, which recorded high sales during the first quarter of the year 2003.

Most of these plants are currently being grown in the newly constructed shade house and will become available for sale early in 2005. At the same time, the Company is placing greater emphasis on the marketing of bedding and other plants which mature more rapidly and become available for sale in a shorter period. The Company is purchasing certain plants from local growers for resale, as needed, to avoid as increase in inventory levels. Lastly, the effects of Tropical Storm Jeanne on the Island during the last quarter of the year 2004 affected the net sales for the last three months of the year since certain residential and commercial developments were delayed because the lack of electric power and other negative results of the aforementioned tropical storm.
The Company plans to grow and reintroduce into the market some of the last decades' most popular plants during 2005, which should impact positively next year's sales. The Company believes that the nursery segment is well-positioned to increase sales during the year 2005.

The aforementioned decrease in sales for the year ended December 31, 2004 for the plants segment was mostly offset with an increase in landscaping service revenues of approximately $426,000 and by an increase in lawn and garden segment sales of approximately $461,000, when compared to 2003.

Landscaping service revenues for the years ended December 31, 2004, 2003 and 2002 amounted to $1,841,000, $1,415,000 and, $2,542,000, respectively. The landscaping segment's increase in revenues for the year ended December 31, 2004, when compared to 2003, was mainly due to the full year effect of certain adjustments in pricing for old contracts as well as the results of new maintenance contracts (private and governmental) signed during this period. The decrease in 2004 and 2003, as compared to the year ended December 31, 2002, is related to three major projects for 2002 which amounted to $619,000 in revenues, in the aggregate.

The lawn & garden segment net sales for the years ended December 31, 2004, 2003 and, 2002, amounted to $3,740,000, $3,279,000, and $2,884,000, respectively. This segment's sales continue to reflect a solid increase over the last three years, principally due to the increase in sales to major store chains. The lawn & garden segment's increase in net sales for year ended December 31, 2004 was also positively impacted by the heavy rains experienced during the third and fourth quarters of the year. The lawn & garden segment also reflected an increase in sales during the fourth quarter of 2004 by granting certain sales promotions to large chain stores, conducted during the Christmas season.

Total combined (all segments) sales to active major chain stores for the years ended December 31, 2004 and 2003, were $4,888,000 and $4,656,000, respectively.

Consolidated net sales for the year ended December 31, 2002 were approximately $9,751,000. During 2002, approximately $525,000 (21%) of landscaping service revenues was provided to an entity controlled by the Company's major shareholder. All such services were provided by the Company on an arms-length basis on terms no less favorable to the Company than those offered to unaffiliated third parties. Three major other projects for such year also accounted for $669,000 in landscaping service revenues, thus, the overall 2004 decrease as compared to 2002 is related to these two major factors that were not present in 2004.

Gross Profits

The following table sets forth certain information regarding the Company's costs and expenses as a percentage of net sales.

	Years ended December 31		
	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of sales	69.6	71.8	60.3
Gross profit	30.4	28.2	39.7
Selling, general and administrative expenses	39.5	45.3	35.7
Costs related to consolidating nursery facilities	-	3.0	-
(Loss) income from operations	(9.1)	(20.1)	4.0
Interest expense, net	(1.4)	(.7)	(.4)
Other income, net	3.2	3.2	5.0
(Loss) income before income deferred income tax credit	(7.3)	(17.6)	8.6
Deferred income tax credit	-	-	.1
Net (loss) income	(7.3)	(17.6)	8.7

The table above reflects that consolidated gross profits as a percentage of net sales were approximately 30%, 28%, and 40%, for the years ended December 31, 2004, 2003 and 2002, respectively. The increase in gross profit for the year ended December 31, 2004 when compared to year 2003, was the result of the increase in lawn & garden segment sales and in landscaping service revenues, segments that enjoy higher gross profit margins.

For the year ended, December 31, 2004, the gross profit for the plants segment was 15% compared to 19% for the year ended December 31, 2003. However, plants sales for the year ended December 31, 2004 amounted to 34% of total sales while in 2003 amounted to 44% of total sales.

For the year ended December 31, 2004, the gross profit for the landscaping segment was 28% compared to 15% for the year ended December 31, 2003. This improvement reflects the effects of prices changes mentioned above. Additionally, the landscaping segment sales increased by $426,000 when compared to 2003, representing 22% of consolidated sales for 2004, compared to 17% of consolidated net sales in 2003. This contributed to a higher combined gross profit margin.

For the years ended December 31, 2004 and 2003, the gross profit for the lawn & garden segment was 43%. Even when the gross profit margin for this segment remained fairly in line with 2003, total sales for this segment increased by $461,000 positively impacting the consolidated gross profit margin.

The Company's consolidated gross profit for the year ended December 31, 2003 was 28%, compared to 40% in 2002, representing an overall decrease of 12%.

This decrease in the overall gross profit was principally due to a decrease in gross profit from landscaping services revenues of 10% (from 38% in 2002 to 28% in 2003). This decrease was due to lower profits projects in 2003 and the decrease in sales aforementioned (comparing 2003 and 2002). Also, the consolidated gross profit was affected by a slight reduction in the gross profit from sales of lawn and garden products, which decreased by 1% (43% in 2003 versus 44% in 2002).

Selling, General and Administrative Expenses

Selling, general and administrative expenses (SG&A) were approximately $3,327,000 and $3,822,000 for the years ended December 31, 2004 and 2003, respectively, reflecting savings of approximately $495,000. This represents a 13% decrease in dollar terms and almost a 6% decrease as a percentage of sales.

The decrease in SG&A for the year ended December 31, 2004, when compared to the year 2003 is related to the full year effect of the cost containment program established at the end of the year 2003 which includes, among other things, the reduction of payroll expenses and better utilization of existing resources. Among the most notable costs reductions is the savings in SG&A salaries and related expenses of approximately $163,000, compared to 2003. Bad debts expense also reflected a positive variance of $204,000. Improvement in this line item was the result of the recruitment of a new Collections and Credit Manager during 2004 who is dedicated to improving the collections of the Company. As a result, balances over sixty days decreased significantly during 2004. Other expenses that showed decreases were the legal and professional fees, which reflected combined savings of approximately $160,000.

The increase in SG&A in dollar terms for the year ended December 31, 2003, when compared to the year 2002, is principally due to an increase in bad debt expense of approximately $80,000. Also, an increase in professional services of $89,000 mainly due to the contracting of business consulting services for $42,000 and an increase of approximately $47,000 in legal expenses related to corporate and labor issues. The increase in SG&A as a percentage of sales for the year ended December 31, 2003 was also adversely impacted by the decrease in net sales.

Costs Related to Consolidating Nursery Facilities

Until June 30, 2003, the Company operated a 13-acre nursery farm in Barranquitas, Puerto Rico. This nursery was leased from an unrelated third party. During the fourth quarter of 2002, the Company entered into an agreement with the lessor of the Barranquitas facility to terminate the lease and consequently vacated the facility by June 30, 2003. As a result, the Company has consolidated the operations previously conducted at the Barranquitas facility into its Vega Alta nursery farm.

Costs associated with closing the Barranquitas nursery operation in connection with the consolidation of the Company's nursery facilities in its Vega Alta nursery operation amounted to approximately $254,000 for the year ended December 31, 2003.

Other Income and Expense

Interest income for the years ended December 31, 2004 and 2003 amounted to approximately $8,000 and $10,000, respectively. Decrease in interest income is mainly due to a decrease in the volume of invested funds. Interest income for the year ended December 31, 2003 decreased when compared to that of 2002 by approximately $6,000 due to a reduction of funds invested as well as lower yields obtained during 2003.

Interest expense for the year ended December 31, 2004, increased by $41,000 when compared with 2003. Interest expense for the year ended December 31, 2003, increased by $15,000 when compared with 2002. In both years, increase is related to the increase in the short-term borrowings used for the Company's operations and in investing activities.

In 2004, other income and expense included a net loss of $78,000 related to the damages resulting from Tropical Strom Jeanne (item not reflected in the 2003 results of operations).

Within other income and expense items for the year ended December 31, 2003, there was included a gain of $25,000 from the collection of a note receivable which was written down in prior years. The collection of the note represents the remaining portion of a note partially collected in the fourth quarter of 2002 (refer to Note 6 in the Notes to the Company's Consolidated Financial Statements).

Other income for the year ended December 31, 2002, includes a gain from the sale of an investment of approximately $71,000. This investment had been previously included as other assets in the Company's balance sheet at a cost of approximately $41,000. Also, included as other income for the year ended December 31, 2002 is a gain of $405,000 from the collection of a note receivable, which had been previously written down to a carrying value of $20,000 (refer to Note 6 in the accompanying Notes to Consolidated Financial Statements for the year ended December 31, 2003).

Commissions received from unconsolidated subsidiary for the years ended December 31, 2004 and 2003 amounted to approximately $201,000 and $117,000, respectively. This commission income represents the amount payable by Salinas Holdings, Inc. to the Company for acting as its sales agent. These commissions amounted to $6,000 in 2002.

Equity in earnings of unconsolidated subsidiary for the years ended December 31, 2004 and 2003 amounted to approximately $111,000 and $76,000, respectively. This represents the Company's 33.33% equity interest in Salinas Holdings Inc.'s net income for the years ended December 31, 2004 and 2003.

Equity in loss of unconsolidated subsidiary for the year ended December 31, 2002 amounted to $16,000, which represents the participation in the net loss of such unconsolidated subsidiary for the period from November 1, 2002 (commencement of operations) through December 31, 2002.

FINANCIAL CONDITION

The Company's current ratio slightly increased to 1.43 to 1 on December 31, 2004 compared to 1.41 to 1 on December 31, 2003. The increase in the current ratio is principally due to the cash obtained from short-term borrowings under the credit facility used to finance current operations.

On December 31, 2004, the Company had cash of approximately $235,000, compared to cash of $2,000 on December 31, 2003. The increase in cash on December 31, 2004 is principally due to the cash provided by financing activities, net of the amount used for operational purposes and in investing activities, which were primarily related to capital improvements made at the Vega Alta facility and the purchase of vehicles for the operations.

Shareholders' equity decrease during the year ended December 31, 2004 is due to the net loss for the year, which was partially offset by the proceeds from the exercise of stock options. During the year ended December 31, 2004, the Company issued 48,400 shares of common stock in connection with the exercise of stock options. In addition, the Company issued 26,500 shares of restricted common stock and recorded the related deferred stock compensation, the net effect of which was a decrease in shareholders' equity. No dividends were declared during the year ended December 31, 2004. During the year ended December 31, 2004, 10,500 shares of restricted common stock issued in 2003 were forfeited.

CURRENT LIQUIDITY AND CAPITAL RESOURCES

The nursery industry requires producers to maintain large quantities of stock plants and inventory to meet customer demand and to assure a new source of products in the future. The Company believes it has adequate resources to meet its current and anticipated liquidity and capital requirements. The Company finances its working capital needs from cash flow from operations, as well as borrowings under short-term credit facilities with a local commercial bank and from a major stockholder. During 2004, the Company also relied on borrowings from its principal stockholder. As of December 31, 2004, the Company had available a short-term credit facility of $2,500,000, of which approximately $261,500 was available as of such date. This credit facility is secured by the Company's trade accounts receivable and inventories. As of December 31, 2004, the Company had borrowed $1,000,000 from its principal stockholder. (refer to Note 11 in the Notes to the Company's Consolidated Financial Statements).

During the fourth quarter of 2003, the Company implemented a cost containment program designed to reduce the expenses. As part of this program, the Company reduced its labor costs through reduction in head count by approximately 10% during 2003. The results of the cost containment program were reflected during the year 2004, year in which SG&A expenses decreased by approximately 6%, as a percentage of sales. The Company is also exploring other alternatives to increase its liquidity, including but not limited to, (1) increases in its short-term credit facilities and (2) sales of preferred stock to a limited number of investors in a private placement transaction. Meanwhile, it has borrowed an additional $500,000 from its principal stockholder during the first quarter of 2005.

OFF-BALANCE SHEET ARRANGEMENTS AND AGGREGATE CONTRACTUAL OBLIGATIONS

The following represents the contractual long-term obligations summarized by type of obligation and payment due date as of December 31, 2004 and 2003.

- Long-Term Debt

  At December 31, 2004 and 2003, long-term debt comprised the following:

Description	2004	2003
Notes payable to major stockholder, bearing interest at prime, due on January 31, 2006	$1,000,000	---
Five-year term loans, bearing interest at 2% over Libor rate (2.14% at December 31, 2004), payable in monthly installments of $13,353, through December 2008	181,995	330,251
Total	1,185,995	330,251
Less current portion	(114,503)	(143,178)
Long-term debt	$1,067,492	$ 187,073

Based on borrowing rates currently available to the Company for loans with similar terms and maturities, the fair value of long-term debt approximates the recorded amounts.

The aggregate maturities of long-term debt are as follows:

Less than 1 year	$ 114,503
1 to 3 years	1,061,630
3 to 5 years	5,862
	$1,181,995

The Company's debt agreements contain various covenants, which among other things require the Company to meet certain debt to asset ratios and a minimum working capital. At December 31, 2004 and 2003, the Company was in compliance with the related debt covenants.

- Lease and Option Agreements

The Vega Alta facility is leased from Michael J. Spector and Margaret D. Spector (the "Spectors"), who are executive officers and principal shareholders of the Company, pursuant to a lease agreement dated as of January 1, 2004. The lease has an original five-year term and an option to renew for additional five-year term. Under the lease, the Company is required to pay a rent of $24,000 per month and pay all taxes on the property, maintain certain insurance coverage and otherwise maintain and care for the property.
During the renewal period, the rent will be adjusted to reflect the increase in the Wholesale Price Index from the original lease term. The lease also contains an option, which permits the Company to purchase the property at its appraised value at any time during the term of the lease if both Mr. and Mrs. Spector become deceased. In consideration of the option, the Company must pay an additional $1,000 per month.

In connection with this lease, the Spectors also agreed to reimburse the Company for the unamortized value of the leasehold improvements applicable to the Vega Alta facility as of the date of termination.

The Company's obligations under the above agreement in force at December 31, 2004, are as follows:

Less than 1 year	$ 300,000
1 to 3 years	900,000
	$1,200,000

Obligations Under Guarantees

Since September 22, 2003, the Company is a guarantor for a loan in the amount of $1,300,000 made by Salinas Holdings, Inc., an unconsolidated subsidiary. The guaranty is continuous and limited covering all outstanding principal and accrued interest, pro-rata to the Company's 33.33% ownership participation. The term of the loan is thirty-six months and payable in monthly installments of $36,111, plus accrued interest. The interest rate is calculated based on the 90-day LIBOR rate, plus 1.5% over such rate.

As of December 31, 2004, the maximum potential amount of future payments that the Company could be required to make under the guarantee, net of interests, is as follows:

Less than 1 year	$144,430
1 to 3 years	108,323
	$252,753

INFLATION

The primary inflationary factors, which may affect the Company's results of operations and financial condition, are the costs of labor and production materials such as soil, pots, chemicals, fertilizer, plant cuttings and shipping costs. During the last three years, the impact of inflation on the results of operations and financial condition of the Company has been minimal due to the stability of wage rates and the availability of production materials from a wide variety of sources.

The Company does not anticipate that inflation will have a significant effect on its future earnings or financial condition because increases caused by inflation are ordinarily recovered through increases in prices.

RISK MANAGEMENT

The Company's operations are vulnerable to severe weather, such as hurricanes, floods, and storms and, to a lesser extent, plant disease and pests. The Company believes that it currently maintains adequate insurance coverage for its facilities and equipment. For the past several years, the Company has been unable to obtain crop and business interruption insurance coverage. The Company intends to continue to seek to obtain crop and business interruption insurance coverage at reasonable rates. However, the Company has been unsuccessful in obtaining such insurance coverage during the past five years and no assurance can be given that the Company will be able to obtain such insurance coverage in the foreseeable future.

The Company believes it has taken reasonable precautions to protect its plants and operations from natural hazards. The Company's newer facilities are being constructed with fabricated steel in an attempt to reduce the damage from any future storms. The Company's Vega Alta nursery farm currently has access to a plentiful water supply and facilities for the protection of many of their weather-sensitive plants.

The Company's accounts receivable are mostly due from customers who reside in Puerto Rico. Monitoring the operations and financial strength of the Company's customers mitigates concentration of credit risk with respect to accounts receivable. Certain short-term certificates of deposit are placed with local financial institutions. Depositing the funds with high credit quality financial institutions and limiting the amount of credit exposure in any financial institution mitigate such credit risk.

Deloitte.

Deloitte & Touche LLP
1200 Westernbank World Plaza
268 Muñoz Rivera Avenue
San Juan, PR 00918-2511
USA

Tel: +1 787 759 7171
Fax: +1 787 756 6340
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Margo Caribe, Inc.
Vega Alta, Puerto Rico

We have audited the accompanying consolidated balance sheets of Margo Caribe, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Margo Caribe, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

March 30, 2005

Stamp No. 2088063
affixed to original.

MARGO CARIBE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

ASSETS

	2004	2003
Current Assets:		
Cash and equivalents	$ 234,872	$ 2,175
Restricted cash	500,000	500,000
Accounts receivable, net	2,128,901	1,225,039
Inventories	2,777,044	3,192,357
Due from related entity	42,479	170,800
Deferred tax asset	11,400	11,400
Property held for sale, net	156,455	-
Prepaid expenses and other current assets	353,610	334,685
Total current assets	6,204,761	5,436,456
Property and equipment, net	2,143,178	2,292,511
Land held for future development	1,131,127	1,105,627
Investment in unconsolidated subsidiary	535,099	253,159
Notes receivable	22,164	22,164
Distribution rights	100,000	100,000
Other assets	4,349	4,349
Total assets	$10,140,678	$9,214,266

LIABILITIES AND SHAREHOLDERS' EQUITY

	2004	2003
Current liabilities:		
Current portion of long-term debt	$ 114,503	$ 143,178
Notes payable	2,886,967	2,685,359
Accounts payable	1,129,067	790,487
Accrued expenses	213,922	228,204
Total current liabilities	4,344,459	3,847,228
Other liabilities	66,813	66,813
Long-term debt, net of current portion	67,492	187,073
Note payable to major stockholder	1,000,000	-
Total liabilities	5,478,764	4,101,114
Shareholders' equity:		
Preferred stock, $0.01 par value; 250,000 shares authorized, no shares issued	-	-
Common stock, $.001 par value; 10,000,000 shares authorized, 2,263,109 and 2,198,709 shares issued, 2,223,389 and 2,158,989 shares outstanding in 2004 and 2003, respectively	2,263	2,199
Additional paid-in capital	5,706,907	5,523,781
Retained earnings (deficit)	(809,043)	(192,446)
Deferred stock compensation	(141,925)	(124,094)
Treasury stock, 39,800 common shares, at cost	(96,288)	(96,288)
Total shareholders' equity	4,661,914	5,113,152
Total liabilities and shareholders' equity	$10,140,678	$9,214,266

See accompanying notes to consolidated financial statements.

MARGO CARIBE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2004, 2003, 2002

	2004	2003	2002
Net sales	$8,422,531	$8,433,185	$ 9,751,294
Cost of sales	5,859,617	6,055,234	5,875,412
Gross profit	2,562,914	2,377,951	3,875,882
Selling, general and administrative expenses	3,326,703	3,821,819	3,477,923
Costs related to consolidating nursery facilities	-	253,738	-
(Loss) income from operations	(763,789)	(1,697,606)	397,959
Other income (expense):			
Interest income	8,062	9,848	15,695
Interest expense	(114,151)	(72,941)	(58,194)
Gain on collection of note receivable previously written down	-	25,000	405,000
Gain on sale of investment	-	-	71,462
Equity in earnings (losses) of unconsolidated subsidiary	110,942	75,863	(16,037)
Commissions from unconsolidated subsidiary	201,080	116,921	6,481
Loss from damages caused by Tropical Storm Jeanne, net	(78,020)	-	-
Miscellaneous income	19,279	51,048	18,579
Total other income, net	147,192	205,739	442,986
(Loss) income before deferred income tax benefit	(616,597)	(1,491,867)	840,945
Deferred income tax benefit	-	-	11,400
Net (loss) income	($616,597)	($1,491,867)	$ 852,345
Basic (loss) income per common share	($0.28)	($0.71)	$ .41
Diluted (loss) income per common share	($0.28)	($0.71)	$ .40

See accompanying notes to consolidated financial statements.

MARGO CARIBE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2004, 2003 and 2002

	Outstanding Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deferred Stock Compensation	Retained Earnings (Deficit)	Treasury Stock	Total
Balance at December 31, 2001	1,883,822	$1,924	$4,659,792	$ -	$1,014,153	($96,288)	$5,579,581
Issuance of common stock from 10% stock dividend	188,367	188	566,843	-	(567,077)	-	(46)
Issuance of common stock from exercise of stock options	7,700	8	14,501	-	-	-	14,509
Net income	-	-	-	-	852,345	-	852,345
Balance at December 31, 2002	2,079,889	2,120	5,241,136	-	1,299,421	(96,288)	6,446,389
Issuance of common stock from exercise of stock options	61,600	62	155,787	-	-	-	155,849
Issuance of common stock under restricted stock plan	17,500	17	126,858	(126,875)	-	-	-
Deferred stock compensation amortized to operations	-	-	-	2,781	-	-	2,781
Net loss	-	-	-	-	(1,491,867)	-	(1,491,867)
Balance at December 31, 2003	2,158,989	2,199	5,523,781	(124,094)	(192,446)	(96,288)	5,113,152
Issuance of common stock from exercise of stock options	48,400	49	130,841	-	-	-	130,890
Issuance of common stock under restricted stock plan	26,500	26	127,174	(127,200)	-	-	-
Forfeited common stock under restricted stock plan	(10,500)	(11)	(74,889)	74,900	-	-	
Deferred stock compensation amortized to operations	-	-	-	34,469	-	-	34,469
Net loss	-	-	-	-	(616,597)	-	(616,597)
Balance at December 31, 2004	2,223,389	$2,263	$5,706,907	($141,925)	($809,043)	($96,288)	$4,661,914

See accompanying notes to consolidated financial statements.

MARGO CARIBE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	$(616,597)	$(1,491,867)	$ 852,345
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	383,683	404,898	411,600
Provision for bad debts	72,239	200,727	120,929
Inventory write-offs	374,471	535,971	-
Gain on collection of note receivable	-	(25,000)	(405,000)
Deferred stock compensation	34,469	2,781	-
Deferred tax benefit	-	-	(11,400)
Equity in earnings (losses) of unconsolidated subsidiary	(110,942)	(75,863)	16,037
Gain on sale of investment	-	-	(71,462)
Loss (gain) on disposition of equipment	(1,634)	64,852	(6,287)
Changes in assets and liabilities affecting cash flows from operating activities:			
Decrease (increase) in:			
Accounts receivable	(976,101)	392,310	(140,754)
Inventories	40,842	(349,549)	131,602
Due from related entity	128,321	(119,774)	(51,026)
Prepaid expenses and other current assets	(18,925)	(22,579)	(15,624)
Distribution rights	-	(100,000)	-
Other assets	-	1,667	(3,082)
Increase (decrease) in:			
Accounts payable	338,580	(38,895)	(38,689)
Accrued expenses	(14,282)	(104,101)	138,011
Other liabilities	-	(7,425)	74,238
Net cash provided by (used in) operating activities	(365,876)	(731,847)	1,001,438
Cash flows from investing activities:			
Proceeds from the sale of property and equipment	10,000	-	-
Purchases of property and equipment	(424,671)	(1,512,372)	(181,688)
Proceeds from sale of investment	-	-	112,924
Investment in land held for future development	-	-	(52,221)
Decrease (increase) in notes receivable	-	5,948	(5,948)
Investment in unconsolidated subsidiary	(175,000)	(160,000)	(433,333)
Investment distribution from unconsolidated subsidiary	4,002	400,000	-
Purchase of restricted certificate of deposit	-	-	(500,000)
Proceeds from collection of notes receivable	-	25,000	451,331
Net cash used in investing activities	(585,669)	(1,241,424)	(608,935)
Cash flows from financing activities:			
Increase in notes payable	1,658,466	954,859	533,333
Repayment of notes payable	(456,858)	-	(733,333)
Cash payment in lieu of issuing fractional shares in stock dividend	-	-	(46)
Issuance of common stock from exercise of stock options	130,890	155,849	14,509
Proceeds from long-term debt	-	109,720	-
Repayments of long-term debt	(148,256)	(162,861)	(128,008)
Net cash provided by (used in) financing activities	1,184,242	1,057,567	(313,545)
Net increase (decrease) in cash and equivalents	232,697	(915,704)	78,958
Cash and equivalents at beginning of year	2,175	917,879	838,921
Cash and equivalents at end of year	$ 234,872	$ 2,175	$ 917,879

See accompanying notes to consolidated financial statements.

MARGO CARIBE, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2004, 2003 and 2002

Note 1 - Business and Summary of Significant Accounting Policies

Margo Caribe, Inc. and subsidiaries (the "Company") are primarily engaged in the production and distribution of a wide range of tropical plants for sale to interior and exterior landscapers, wholesalers and retailers. The Company is also engaged in the manufacturing and distribution of its own line ("Rain Forest") of planting media, sales and distribution of lawn and garden products, acting as sales agent for consumer related products and provides landscaping design installation and maintenance services. The Company is also engaged in seeking real estate sites for the development of residential housing projects. In the first quarter of 2005, the Company formed a new Florida subsidiary to acquire a mulch operation in Folkston, Georgia.

The Company's nursery facility is located in Vega Alta, Puerto Rico. From this facility, the Company sells principally to customers in Puerto Rico and the Caribbean.

(a) Principles of Consolidation

The accompanying consolidated financial statements include the financial statements of Margo Caribe, Inc. (the holding company) and its wholly-owned subsidiaries, Margo Nursery Farms, Inc., Margo Flora, Inc., Margo Landscaping and Design, Inc., Margo Garden Products, Inc., Rain Forest Products Group, Inc., Garrochales Construction and Development Corporation and Margo Development Corporation. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b) Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(c) Restricted Cash

At December 31, 2004 and 2003, restricted cash is composed of $500,000 invested in a certificate of deposit bearing interest at 1.45% and 1.35%, respectively, which has been pledged as collateral for notes payable (refer to Note 10).

(d) Inventories

Inventories of plant material include the cost of seeds, cuttings, pots, soil, and an allocation of chemicals, fertilizers, direct labor and overhead costs such as depreciation and rent, among others. Inventories of plant material are stated at the lower of cost (first-in, first-out) or market. Inventories of lawn and garden products are stated at the lower of average cost or market.

(e) Property and Equipment and Land Held for Future Development

Property and equipment are carried at acquisition cost. Depreciation and amortization are provided over the estimated useful lives of the respective assets on a straight-line basis. Such useful lives range from four to twenty years.

The Company considers depreciation of certain facilities and equipment as a direct cost of production of inventory. As inventory is sold, such cost is charged to cost of sales.

Land held for future development is stated at cost. Interest is capitalized at the effective interest rate paid on borrowings for interest costs incurred on real estate investment components during the pre-construction and planning stage, and the periods that the project is under development. Capitalization of interest is discontinued if development ceases at a project.

(f) Property Held for Sale

Property held for sale (which was presented as Property and Equipment in 2003 financial statements) consists of a single dwelling unit located at Vega Alta, Puerto Rico. It is stated at the lower of its carrying amount or fair value, less estimated selling costs. This property is expected to be sold during 2005.

(g) Revenue Recognition

The Company recognizes sales of foliage and lawn and garden products upon acknowledgement of receipt of merchandise by the customer. Revenues from landscaping services are recognized as plants are installed at the customers' facilities. Revenues from garden maintenance contracts are recognized when the service is provided.

(h) Recent Accounting Developments

In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123." This Statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company uses the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations.

In December 2004, the FASB issued a revised SFAS No. 123, "Share Based Payment." The revised SFAS No. 123 requires that the fair value of stock options be recorded in the results of operations for the first reporting period (interim or annual) beginning after June 15, 2005. This Statement eliminates the alternative to use the intrinsic value-based method of accounting prescribed by APB Opinion No. 25. The effect of adopting the new rules on reported diluted earnings (losses) per share is dependent on the number of options granted in the future; the terms of those awards and their fair values, and therefore, the effect on diluted earnings (losses) per share could change. The Company expects to adopt the revised rules on July 1, 2005, but has not determined whether it would adopt prospectively, or retrospectively to January 1, 2005.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51". FIN 46 addresses consolidation by business enterprises of variable interest entities. A variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not issue voting interests (or other interests with similar rights) or (b) the total equity investment at risk is not sufficient to permit the entity to finance its activities. FIN 46 requires an enterprise to consolidate a variable interest entity if that enterprise has a variable interest that will absorb a majority of the entity's expected losses if these occur, receive a majority of the entity's expected residual returns if these occur, or both. Qualifying Special Purpose Entities are exempt from the consolidation requirements. In addition to numerous FASB Staff Positions written to clarify and improve the application of FIN 46, the FASB recently announced a deferral for certain entities, and an amendment to FIN 46 entitled FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" (FIN 46R). FIN 46R must be applied to interests in all entities subject to the interpretation as of the first interim or annual period ending after March 15, 2004. FIN 46R did not have any effect on the Company's financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." This statement clarifies the accounting for the abnormal amount of idle facilities expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period expense. In addition the statement requires that allocation of fixed overhead to the cost of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred after December 31, 2005. Adoption of this statement is not expected to have a material effect on the Company's financial position or results of operations.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets – an amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement shall be applied prospectively and is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date of issuance of this Statement. SFAS No. 153 is not expected to have a material effect on the Company's financial position or results of operations.

(i) Income Tax

The Company follows the provisions of SFAS No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the use of the asset and liability method in accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities.

The Agricultural Tax Incentives Act of the Commonwealth of Puerto Rico ("Act No. 225" of December 1, 1995, as amended) provides the Company with a 90% tax exemption for income derived from "bonafide" agricultural business, including sales of nursery plants within Puerto Rico and outside Puerto Rico, as well as a 100% exemption from property, municipal and excise taxes.

Rain Forest Products Group, Inc.'s operations are covered under the Puerto Rico Industrial Tax Incentives Act of 1987 ("the Act"). Under the Act, the Company has a 90% tax exemption on income and property taxes and a 60% exemption on municipal taxes for a period of fifteen years, commencing January 1, 1997.

(j) Income (loss) per Common Share

The Company reports its earnings per share ("EPS") using SFAS No. 128, "Earnings Per Share". SFAS No. 128 requires dual presentation of basic and diluted EPS. Basic EPS is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.

(k) Fair Value of Financial Instruments

The amounts included in the consolidated financial statements for cash and equivalents, short term investments, accounts receivable, notes payable, accounts payable and accrued expenses reflect their fair value due to the short-term maturity of these instruments. The fair values of the Company's other financial instruments are discussed in Notes 6 and 11.

(l) Accounting for Stock-Based Compensation Plans

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in measuring stock based compensation, including options, which generally require that compensation cost be recognized to the extent the market price of the related stock exceeds the exercise price at the measurement date. Accordingly, no compensation expense has been recognized for options granted under the 1998 Plan and the 1988 Plan. However, SFAS No. 123, "Accounting for Stock-Based Compensation", provides an alternative method for measuring compensation cost by measuring the fair value of the option at the award date. Although the compensation cost measurement criteria is not required to be adopted, SFAS No. 123, as amended by SFAS No. 148 "Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of SFAS No. 123", requires prominent disclosure of pro forma information regarding the effects of the application of its compensation cost measurement criteria and of other information. Had compensation expense been determined based upon the fair value at the grant date for awards under any plan consistent with SFAS No. 123, the Company's net income (loss) and net income (loss) per share, on a pro forma basis, would have been as follows:

	Year ended December 31,		
	2004	2003	2002
Net (loss) income as reported	$(616,597)	$(1,491,867)	$852,345
Total stock based compensation expense determined under fair value based method for all awards	(23,685)	(43,258)	(36,463)
Pro forma net (loss) income	$(640,282)	$(1,535,125)	$815,882
Earnings per share:			
Basic – as reported	$(.28)	$(0.71)	$0.41
Basic – pro forma	$(.29)	$(0.73)	$0.39
Diluted – as reported	$(.28)	$(0.71)	$0.40
Diluted – pro forma	$(.29)	$(0.73)	$0.39

(m) Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The allowance for doubtful accounts is an amount that management believes will be adequate to absorb estimated losses on existing accounts receivable that become uncollectible based on evaluations of collectibility of specific customers and their prior credit experience. In addition, the Company evaluates the prior years experience of the allowance as a whole.

Direct and indirect costs that are capitalized as part of inventory of plant material, which management estimates cannot be recovered from future sales of plant inventory, are charged to cost of sales. Management's determination of the amount of capitalized costs that should be charged to cost of sales is based on historical sales experience and its judgment with respect to the future marketability of the inventory.

The Company has a deferred tax asset (refer to Note 12) of $1,098,319, which is partially offset by a valuation allowance of $1,086,919. Realization of the deferred tax asset is dependent on generating sufficient taxable income in the future.
The amount of the deferred tax asset considered realizable could change in the near term depending on future levels of taxable income.

(n) Investment in Unconsolidated Subsidiary

Investment in unconsolidated subsidiary is accounted for by using the equity method of accounting for investments, under which the Company's share of earnings of the subsidiary is reflected in income as earned, and distributions are credited against the investment in subsidiary when received.

(o) Impairment of Long-Lived Assets

The Company periodically reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No indications of impairment are evident as a result of such review.

(p) Reclassifications

Certain reclassifications have been made to prior years' financial statements to conform them with the 2004 presentation.

Note 2 - Stock Based Compensation and Salary Deferral Plans

(a) Stock Based Compensation Plans

Effective May 2, 2003, the Company adopted the Margo Caribe, Inc. 2003 Restricted Stock Plan (the "Restricted Stock Plan"). Under the terms of the Restricted Stock Plan, the Compensation Committee of the Board of Directors is authorized to grant up to 200,000 shares of common stock to officers and other key employees of the Company. The restricted stock grants may be subject to time-based or performance-based restrictions.

During the years ended December 31, 2004 and 2003, the Company granted 26,500 and 17,500 shares of restricted stock, respectively, at a market value per share of $7.25 and $4.80, respectively, under the Margo Caribe, Inc. 2003 Restricted Stock Plan to members of senior management. The shares of restricted stock shall vest ratably over a five-year period. The shares are subject to forfeiture if employment terminates prior to vesting. Recipients of restricted shares are entitled to dividends and to vote their respective shares. The value of all of the restricted shares was established by the market price on the date of grant. Deferred stock compensation was charged for the market value of the restricted shares. The deferred stock compensation is shown as a reduction of shareholders' equity and is being amortized ratably over the vesting period. During the years ended December 31, 2004 and 2003, the Company recognized $34,469 and $2,781, respectively, in selling, general and administrative expenses related to the grants. The unamortized portion remaining in shareholders' equity at December 31, 2004 and 2003 was $141,925 and $124,094, respectively.

Effective April 1998, the Company adopted the 1998 Stock Option Plan (the "1998 Plan") to replace the Company's 1988 Stock Benefits Plan (the "1988 Plan"). Outstanding options granted under the previous plan, including all related obligations and commitments, will continue to be honored by the Company.

Under the 1998 Plan, the Company's Board of Directors, through a committee, can award options to purchase up to 200,000 shares of common stock (exclusive of outstanding options under the previous plan) to eligible employees at 100% of the fair market value at the time of the grant, except that options granted to persons owning 10% or more of the outstanding common stock carry an exercise price equal to 110% of the fair market value at the date of grant. The 1998 Plan also provides for the automatic grant of options to purchase 2,750 shares of common stock to each non-employee director on the first business day following every annual meeting of shareholders.

Options vest ratably over a period of five years, become exercisable one year from the date of grant and expire ten years after the date of grant. The status of the stock options granted under the 1998 Plan and the prior 1988 Plan as of December 31, 2002, 2003 and 2004, and changes during the years ended on those dates, are as follows:

Description	Shares	Price per Share Range	Weighted Average Price
Outstanding, December 31, 2001	187,000	$1.36 to 3.75	$2.44
Granted	71,500	2.89 to 3.50	2.97
Exercised	(7,700)	1.76 to 2.05	1.88
Forfeited	(1,100)	1.76	1.76

Outstanding, December 31, 2002	249,700	1.36 to 3.75	2.61
Granted	11,000	7.25	7.25
Exercised	(61,600)	1.76 to 3.41	2.55
Forfeited	(69,300)	1.76 to 3.41	2.65
Outstanding, December 31, 2003	129,800	1.36 to 7.25	3.02
Granted	-	-	-
Exercised	(48,400)	1.36 to 3.75	2.70
Forfeited	-	-	-
Outstanding, December 31, 2004	81,400	1.36 to 7.25	3.20
Exercisable, December 31, 2004	58,300	1.36 to 7.25	2.62

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Exercisable	Weighted Average Exercise Price
2.85 - 3.13	6,600	1.6	2.85	6,600	2.85
1.36 - 1.76	5,500	3.4	1.40	5,500	1.40
2.05 - 2.50	6,050	4.4	2.25	6,050	2.25
1.59 - 1.75	6,600	6.0	1.60	4,950	1.59
1.88 - 3.75	22,550	7.0	2.68	17,600	2.45
2.89 - 3.50	23,100	8.0	3.06	15,400	2.97
7.25	11,000	9.0	7.25	2,200	7.25
$1.36 - $7.25	81,400	6.6	6.60	58,300	2.62

The weighted average fair value of the outstanding options as of December 31, 2004, 2003 and 2002, was $1.87, $2.64 and $1.35, respectively. For purposes of fair market value disclosures, the fair market value of an option grant was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003	2002
Risk-free interest rate	5.26%	5.28%	5.36%
Average life of options	10 yrs.	10 yrs.	10 yrs.
Volatility	32%	78%	34%
Dividend yield	0%	0%	0%

(b) Salary Deferral Plan

During 1998, the Company established a Salary Deferral Retirement Plan (the "Retirement Plan") under the provisions of Article 1165(a)(4) of the regulations under the Puerto Rico Internal Revenue Code of 1994. The retirement plan covers all employees who are at least 21 years old and is effective from the date of employment. For the years ended December 31, 2004, 2003 and 2002, the Company paid approximately $57,000, $58,000 and $53,000, respectively, representing the matching contributions under the retirement plan for all participants.

Note 3 - Inventories

At December 31, 2004 and 2003, inventories were comprised of the following:

Description	2004	2003
Plant material	$2,150,787	$2,388,460
Lawn and garden products	352,259	313,001
Raw material and supplies	273,998	490,896
	$2,777,044	$3,192,357

Note 4 - Accounts Receivable

At December 31, 2004 and 2003, accounts receivable were comprised of the following:

Description	2004	2003
Trade receivables	$2,278,253	$1,335,809
Government reimbursement	58,630	185,657
Employee advances	3,967	1,590
Other accounts receivable	130,059	26,952
	$2,470,909	1,550,008
Less allowance for doubtful accounts	(342,008)	(324,969)
	$2,128,901	$1,225,039

Included within trade receivables as of December 31, 2004 are approximately $66,000 ($54,000 in 2003) due from Estancias de Cerro Mar, Inc. ("Estancias"), an entity controlled by the Company's principal shareholder. During the years ended December 31, 2004 and 2003, the Company billed approximately $541,000 and $417,000, respectively, to Estancias for landscaping and landscape maintenance services.

Note 5 – Due from Related Entity

On October 14, 2002, the Company entered into an agreement with two other unrelated parties and organized Salinas Holdings, Inc.("Salinas"), a Puerto Rico corporation engaged in the production and distribution of sod (turf) and palms and trees grown in the ground (see Note 9). The Company has a 33.33% interest in Salinas. The remaining two-thirds are owned in equal parts by Mark H. Greene, a former director of the Company, and by Luis A. Rubí. The Company has committed to make equity cash contributions to the new entity of up to $775,000. Total capital contributions from October 14, 2002 to December 31, 2004 amounted to $768,333. Capital returns during this same period amounted to $404,002.

The Company further entered into a management agreement with Salinas to provide certain management services to the entity and to market its products. The Company earns $2,000 per month for such services and between 15% and 17% commissions on the sales of Salinas' products. Salinas commenced operations on November 1, 2002.

At December 31, 2004 and 2003, the amount due from this related entity consisted of:

	2004	2003
Management fees	$ -	$ 24,000
Commissions	-	116,921
Advances, net	42,479	29,879
	$ 42,479	$170,800

During the years ended December 31, 2004, 2003 and 2002, the Company's purchases from this affiliate amounted to $337,890, $96,144, and $3,416, respectively.

Note 6 - Notes Receivable

At December 31, 2004 and 2003, notes receivable were comprised of non-interest bearing notes, due from present Company employees, due on demand, in the amount of $22,164.

The Company owned a note receivable with an outstanding principal balance of approximately $997,000, from the sale of Cariplant S.A. ("Cariplant") a former Dominican Republic subsidiary, to Altec International C. por A. ("Altec"), another unrelated Dominican Republic company. The note was collateralized by the common stock and personal guarantee of the major shareholder of Altec, as well as by a junior lien on Cariplant's property and equipment.

Due to the unfavorable collection experience, the note was written down on several occasions and reduced to a carrying value of $20,000 at December 31, 1999.

During December 2002, Altec agreed to settle the note for $450,000, in order to obtain the collateral pledged and remove the Company's junior lien from Cariplant's property. For the year ended December 31, 2002, the Company received $425,000, recognizing $405,000 as a gain in the accompanying statement of operations. The remaining $25,000 was received during 2003 and recognized as income upon collection.

Amounts reflected in the balance sheet for notes receivable approximate their current fair values based on market interest rates for comparable risks, maturities and collateral.

Note 7 - Property and Equipment

At December 31, 2004 and 2003, property and equipment comprised the following:

	2004	2003
Leasehold improvements	$2,748,228	$2,412,363
Equipment and fixtures	1,667,108	1,659,325
Transportation equipment	709,855	809,206
Real estate property	-	224,327
	5,125,191	5,105,221
Less accumulated depreciation and amortization	2,982,013	2,812,710
	$2,143,178	$2,292,511

During the years ended December 31, 2004, 2003 and 2002, depreciation expense was approximately $384,000, $405,000 and $412,000, respectively, which includes approximately $155,000, $147,000, and $234,000, respectively, charged to operations.

Note 8 – Land Held for Future Development

In December 2000, the Company purchased approximately 109 acres of land in Arecibo, Puerto Rico at a total cost of approximately $988,000, including incidental costs. The carrying value at December 31, 2004 of approximately $1,131,000 includes approximately $143,000 of capitalized interest, design and other permitting phase costs. The Company intends to develop this land into lots for residential homes and is in the process of obtaining the required permits. This parcel of land was subsequently appraised by an independent appraisal as of February 10, 2005 which estimated its fair value in approximately $3,010,000.

Note 9 – Investment in Unconsolidated Equity Subsidiary

The Company has accounted for its investment in Salinas using the equity method of accounting. At December 31, 2004 and 2003, and for the years then ended, Salinas' condensed financial position and results of operations information was as follows:

Assets	2004	2003
Current assets	$1,772,482	$1,430,763
Property and equipment	748,879	821,918
	$2,521,361	$2,252,681
Liabilities and Shareholders' Equity		
Current liabilities	$ 589,457	$ 735,090
Long term debt	325,001	758,335
Shareholders' equity	1,606,903	759,256
	$2,521,361	$2,252,681
Company's share of equity	$ 535,099	$ 253,159

Results of Operations

	Years ended December 31,	
	2004	2003
Sales	$1,310,128	$730,321
Cost of sales	560,107	245,501
SG&A expenses	416,862	257,454
Net income	$ 333,159	$227,366
Company's share of net income	$ 110,942	$ 75,863

At December 31, 2004 and 2003, the Company's investment in Salinas Holdings, Inc., was as follows:

Description	Amount
Balance at December 31, 2002	$417,296
Additional investment	160,000
Distribution from unconsolidated subsidiary	(400,000)
Equity in earnings of unconsolidated subsidiary for 2003	75,863
Balance at December 31, 2003	253,159
Additional investment	175,000
Distribution from unconsolidated subsidiary	(4,002)

Equity in earnings of unconsolidated subsidiary for 2004	110,942
Balance at December 31, 2004	$535,099

The Company has committed to make equity cash contributions to Salinas of up to $775,000. Total capital contributions from October 14, 2002 to December 31, 2004 amounted to $768,333. Capital returns during this same period amounted to $404,002.

Note 10 - Notes Payable

At December 31, 2004 and 2003, the Company had short-term borrowings with various financial institutions in Puerto Rico, comprised of the following:

Description	2004	2003
Unsecured note payable of $148,500, bearing interest at 4.48% at December 31, 2004 due on September 2005	$ 148,467	-
Unsecured note payable of $136,000, bearing interest at 7.95% at December 31,2003 due on September 2004		135,859
Commercial line of credit of $2.5 million, bearing interest at 2.3% over Libor rate (2.4% and 2.0% at December 31, 2004 and 2003, respectively) due on demand, collateralized by land held for future development and the Company's accounts receivable and inventories	2,238,500	2,343,500
Notes payable, collateralized by cash equivalent invested in a certificate of deposit, bearing interest at 1.95% and 2.05% at December 31 2004 and 2003, respectively, due on demand	500,000	206,000
	$ 2,886,967	$2,685,359

Note 11 - Long-Term Debt

At December 31, 2004 and 2003, the Company had long-term debt as follows:

Description	2004	2003
Notes payable, due to major stockholder, bearing interest at prime, due on January 31, 2006	$1,000,000	-
Five-year term loans, bearing interest at rates ranging from 3.80% to 5.75% at December 31, 2004 (3.14 to 5.00% at December 31, 2003) payable in monthly installments of $13,353, through March 2008	181,995	330,251

Total	1,181,995	330,251
Less current portion	(114,503)	(143,178)
Long-term debt	$1,067,492	$ 187,073

Based on borrowing rates currently available to the Company for loans with similar terms and maturities, the fair value of long-term debt approximates the recorded amounts.

The annual aggregate maturities of long-term debt are as follows:

Year Ending December 31,	Amount
2005	$ 114,503
2006	1,039,694
2007	21,936
2008	5,862
Total	$ 1,181,995

The Company's debt agreements contain various covenants, which among other things, require the Company to meet certain financial ratios. At December 31, 2004 and 2003, the Company was in compliance with such covenants.

Note 12 - Income Taxes

The Company provides for income taxes using the applicable statutory tax rates in the Commonwealth of Puerto Rico.

Set forth below are explanations for the differences between the income tax provision (benefit) and the amount computed by applying the Puerto Rico statutory income tax rate of 39% to income (loss) before income tax provision:

	2004	2003	2002
Income tax provision (benefit) computed by applying tax rate	$(240,474)	$(581,827)	$327,969
(Increase) decrease in income tax benefit resulting from Puerto Rico tax exemption	112,715	256,258	(251,542)
Tax loss carryover benefit (utilization) and other	127,759	325,569	(76,427)
Income tax provision	$ -	$ -	$ -

Deferred income taxes, prior to the valuation allowance, were recognized in the consolidated balance sheet at December 31, 2004 and 2003 due to the tax effect of temporary differences and loss carry forwards as follows:

	2004	2003
Deferred tax assets:		
Net operating loss carryforwards	$980,666	850,593
Valuation allowance for accounts receivable	117,653	96,205
	1,098,319	946,798
Less valuation allowance	(1,086,919)	(935,398)
Net deferred tax asset	$11,400	$11,400

Note 13 – Income (loss) Per Common Share

Basic and diluted income (loss) per common share for the years ended December 31, 2004, 2003 and 2002, were determined as follows:

Basic income (loss) per common share:

	2004	2003	2002
Net (loss) income attributable to common shareholders	$(616,597)	$(1,491,867)	$ 852,345
Weighted average number of common shares outstanding	2,186,717	2,111,499	2,073,997
Basic (loss) income per common share	$ (.28)	$ (.71)	$ .41

Diluted (loss) income per common share:

Net (loss) income attributable to common shareholders	$(616,597)	$(1,491,867)	$ 852,345
Weighted average number of common shares outstanding	2,186,717	2,111,499	2,073,997
Plus incremental shares from assumed exercise of stock options	-	-	40,248
Adjusted weighted average shares	2,186,717	2,111,499	2,114,245
Diluted (loss) income per common share	$ (.28)	$ (.71)	$ .40

The effect of the assumed exercise of stock options determined by using the treasury stock method was anti-dilutive for the years ended December 31, 2004 and 2003; thus no incremental shares were added to the weighted average number of common shares outstanding for the year.

Note 14 - Commitments and Contingencies

On September 22, 2003, the Company guaranteed a loan in the amount of $1,300,000 made to Salinas Holdings, Inc., an unconsolidated subsidiary, by an unrelated financial institution. The guaranty is continuous and limited to 33.33% outstanding principal and accrued interest on the loan. The term of the loan is thirty-six months and payable in monthly installments of $36,111, plus accrued interest. The interest rate is calculated based on the 90 day LIBOR, plus 1.5% over such rate. As of December 31, 2004, the maximum potential amount of future payments that the Company could be required to make under the guarantee is approximately $253,000, plus accrued interest.

The Company's operations are vulnerable to severe weather, such as hurricanes, floods, and storms and, to a lesser extent, plant disease and pests. In recent years, the Company has been unable to obtain crop and business interruption insurance coverage. No assurance can be given that the Company will be able to obtain such insurance coverage in the foreseeable future. The Company believes it has taken reasonable precautions to protect its plants and operations from natural hazards. The Company's newer facilities are being constructed with fabricated steel in an attempt to reduce the damage from any future storms. The Company's nursery farm currently has access to a plentiful water supply and facilities for the protection of many of their weather sensitive plants.

In 2003, a former officer of the Company brought a civil action in the U.S. District Court of Puerto Rico against the Company. The complaint alleges, among other, a federal securities law violation in connection with the exercise of employee stock options by the plaintiff. The Company believes, based on the opinion of legal counsel, that it will be able to defend this action successfully.

The Company is also a party to various legal actions arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the financial condition or results of operations of the Company.

Note 15 – Preferred Stock

The certificate of incorporation of the Company authorizes the issuance of 250,000 shares of one cent ($0.01) par value serial preferred stock, and the Board of Directors is authorized from time to time to divide the preferred stock into series and to determine the number of shares of each series and the relative rights, preferences and limitations of each such series. As of December 31, 2004, there were no outstanding shares of preferred stock.

Note 16 - Lease and Option Agreements

(a) Property in Vega Alta, Puerto Rico

The Vega Alta facility is leased from Michael J. Spector and Margaret D. Spector (the "Spectors"), who are executive officers and principal shareholders of the Company, pursuant to a lease agreement dated as of January 1, 2004. The lease has an original five year term and an option to renew for additional five year term. Under the lease, the Company is required to pay a rent of $24,000 per month and pay all taxes on the property, maintain certain insurance coverage and otherwise maintain and care for the property. During the renewal period, the rent will be adjusted to reflect the increase in the Wholesale Price Index from the original lease term. The lease also contains an option, which permits the Company to purchase the property at its appraised value at any time during the term of the lease if both Mr. and Mrs. Spector become deceased. In consideration of the option, the Company must pay an additional $1,000 per month.

In connection with this lease, the Spectors also agreed to reimburse the Company for the unamortized value of the leasehold improvements applicable to the Vega Alta facility as of the date of termination. Total rental payments amounted to approximately $288,000 in 2004, 2003 and 2002.

(b) Property in Barranquitas, Puerto Rico

Effective January 1, 1997, the Company entered into a lease agreement with Cali Orchids, Inc. to lease a 13 acre nursery facility located in the town of Barranquitas, Puerto Rico. Effective December 23, 2002, both the lessor and the Company executed a "Release and Settlement Agreement" in order to terminate the lease agreement. Under the terms of the agreement, the Company vacated the facilities as of June 30, 2003. As a result, the Company has consolidated the Barranquitas operation into its Vega Alta nursery farm.

Total rental payments amounted to $36,000 in 2003 and $72,000 in 2002. No rental payments were made during the year ended December 31, 2004.

(c) Aggregate Lease Obligations and Expenses

The Company's obligations under the above and other non-cancelable operating lease agreements in force at December 31, 2003, based on the lease agreement in effect as of January 1, 2004, are as follows:

Year ending December 31,	Minimum Lease Payments	Additional Option Payments
2005	$ 288,000	$12,000
2006	288,000	12,000
2007	288,000	12,000
2008	288,000	12,000
	$1,152,000	$48,000

Total rental expense under all operating lease agreements amounted to approximately $312,000, $324,000 and $360,000, for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 17 - Supplemental Disclosures for the Statements of Cash Flows

(a) Non-Cash Investing Activities

During the year ended December 31, 2004, fully depreciated equipment with a cost of $110,262 was written off.

During the year ended December 31, 2002, the Company applied a certificate of deposit amounting to $500,000 to pay off a related note payable. Subsequently, on two separate occasions, the Company opened a certificate of deposit amounting to $500,000 with the proceeds from a related note payable. The Company also traded-in a vehicle with a cost of $31,500, receiving $7,000 as a trade-in value for the old vehicle, and assuming a related debt of $24,500. The Company also purchased various vehicles for $50,325 by assuming the related debt.

(b) Non-Cash Financing Activities

The Company issued a 10% stock dividend, resulting in the capitalization of 188,367 common shares at a market price of $3.01 as of June 28, 2002.

(c) Other Cash Flow Transactions

During the years ended December 31, 2004, 2003, and 2002, the Company made interest payments of approximately $114,000, $73,000, and $64,000, respectively.

During the years ended December 31, 2004, 2003 and 2002 the Company did not make any income tax payments.

Note 18 - Major Customers

During the years ended December 31, 2004, 2003, and 2002 the Company's single largest customer accounted for approximately 45% ($3,755,000), 41% ($3,458,000), and 30% ($2,961,000), respectively, of the Company's net sales.

Accounts receivable from the Company's single largest customer amounted to approximately $1,282,000, $443,000 and, $336,000 for the years ended December 31 2004, 2003 and, 2002, respectively.

Note 19 - Significant Concentration of Risk

As discussed in Note 1, the Company's operations are principally concentrated in Puerto Rico. The Company's operations are vulnerable to severe weather, such as hurricanes, floods, and storms and, to a lesser extent, plant disease and pests. The Company believes that it currently maintains adequate insurance coverage for its facilities and equipment. As of December 31, 2004, the Company has been unable to obtain crop and business interruption insurance coverage. The Company intends to continue to seek to obtain crop and business interruption insurance coverage at reasonable rates. However, no assurance can be given that the Company will be able to obtain such insurance coverage.

The Company believes it has taken reasonable precautions to protect its plants and operations from natural hazards. The Company's newer facilities are being constructed with fabricated steel in an attempt to reduce the damage from any future storms. Each of the Company's operations currently has access to a plentiful water supply and facilities for the protection of many of their weather-sensitive plants.

Accounts receivable are due from customers resident in Puerto Rico. Monitoring the operations and financial strength of the Company's customers mitigates concentration of credit risk with respect to account receivable. Certain short-term certificates of deposit are placed with local financial institutions. Depositing the funds with high credit quality financial institutions and limiting the amount of credit exposure in any financial institution mitigates such credit risk.

Note 20 - Segment Information

In June 1997, the FASB issued Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information." SFAS No. 131 establishes standards for the way an enterprise reports information about operating segments in annual financial statements and requires that enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

SFAS No. 131 requires a reconciliation of total segment revenue and expense items and segment assets to the amount in the enterprise's financial statements.

SFAS No. 131 also requires a descriptive report on how the operating segments were determined, the products and services provided by the operating segments, and any measurement differences used for segment reporting and financial statement reporting.

The Company's management monitors and manages the financial performance of four primary business segments: the production and distribution of plants, sales of lawn and garden products, landscaping services and real estate. During 2004, the Company commenced acting as sales agent for consumer related products. These activities are included within the lawn and garden segment. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on net income or loss.

The financial information presented below was derived from the internal management accounting system and is based on internal management accounting policies. The information presented does not necessarily represent each segment's financial condition and results of operations as if they were independent entities.

	2004				
	Plants	Lawn & Garden Products	Landscaping	Real Estate	Totals
Revenue from external customers	$2,841,678	$3,739,605	$1,841,248	$-	$8,422,531
Inter-segment revenues	247,470	27,779	-	-	275,249
Interest income	8,062	-	-	-	8,062
Interest expense	114,151	-	-	-	114,151
Depreciation and amortization	263,324	66,197	54,162	-	383,683
Segment income (loss)	(471,970)	(144,859)	232	-	(616,597)
Segment assets	6,804,121	1,710,161	495,269	1,131,127	10,140,678
Expenditures for segment assets	368,693	30,476	-	25,500	424,669

	2003				
	Plants	Lawn & Garden Products	Landscaping	Real Estate	Totals
Revenue from external customers	$3,738,687	$3,279,168	$1,415,330	$-	$8,433,185
Intersegment revenues	182,717	17,075	-	-	199,792
Interest income	9,848	-	-	-	9,848
Interest expense	72,941	-	-	-	72,941
Depreciation and amortization	261,003	69,895	74,000	-	404,898
Segment loss	(714,047)	(242,371)	(535,449)	-	(1,491,867)
Segment assets	6,658,810	1,003,126	446,582	1,105,627	9,214,266
Expenditures for segment assets	1,357,697	-	154,675	-	1,512,372

	2002				
	Plants	Lawn & Garden Products	Landscaping	Real Estate	Totals
Revenue from external customers	$4,325,204	$2,883,685	$2,542,405	$-	$9,751,294
Intersegment revenues	378,855	48,356	-	-	427,211
Interest income	15,695	-	-	-	15,695
Interest expense	58,194	-	-	-	58,194
Depreciation and amortization	306,039	61,279	44,282	-	411,600
Segment income	686,450	6,197	159,698	-	852,345
Segment assets	6,831,914	904,725	953,940	1,105,627	9,796,206
Expenditures for segment assets	181,688	-	-	-	181,688

Note 21 - Quarterly Results of Operations (Unaudited)

Financial data showing results for each of the quarters in 2004, 2003 and 2002 are presented below. These results are un-audited. In the opinion of the management, all adjustments necessary for a fair presentation have been included.

(in thousands, except per share data)	1st.	2nd.	3rd.	4th.
2004				
Net sales	$2,185	$1,951	$1,836	$2,451
Gross profit	786	528	610	639
Net income (loss)	22	(213)	(350)	(76)
Basic income (loss) per common share	0.01	(0.10)	(0.16)	(0.03)
Diluted income (loss) per common share	0.01	(0.10)	(0.16)	(0.03)
2003				
Net sales	$2,495	$2,156	$1,873	$1,909
Gross profit	880	748	623	127
Net income (loss)	45	(122)	(303)	(1,112)
Basic income (loss) per common share	0.02	(0.06)	(0.14)	(0.71)
Diluted income (loss) per common share	0.02	(0.06)	(0.14)	(0.71)
2002				
Net sales	$2,320	$2,489	$2,311	$2,631
Gross profit	914	1,010	1,019	933
Net income	180	143	101	428
Basic income per common share	0.10	0.07	0.05	0.41
Diluted income per common share	0.09	0.07	0.05	0.41

The results of operations for the third and fourth quarters of 2004 reflect certain significant adjustments related to the losses associated with the passage of the Tropical Storm Jeanne amounting to approximately $139,000 and $41,000, respectively. During the month of December 2004, approximately $103,000 was recognized as a reduction to such loss as a result of payment received from the Company's the insurance company.

The results of operations for the fourth quarter of 2003 reflected a charge of approximately $234,000 to reduce inventories to the lower of cost or market and a charge of $301,000 to write off un-salable damaged inventory, of which $191,000 was reflected as part of cost of sales and $110,000 was reflected as part of the costs relating to the consolidation of the nursery facilities.

There were no significant fourth quarter adjustments in 2002.

Note 22 – Subsequent Events

On February 16, 2005, the Company acquired substantially all the assets and assumed certain liabilities and the operations of State-Line Bark & Mulch, Inc. (SLBM), a Georgia corporation, pursuant to asset purchase agreement.

As part of the transaction, the assets acquired were merged into a newly created corporation, Margo State Line, Inc., a Florida corporation, which is a wholly-owned subsidiary of the Company.

As a result of the transaction, the Company is expected to be one of the leaders in the bulk or bagged ground cover (mainly mulch, soil, and compost) industry in Puerto Rico and mainland US. The Company also expects to reduce costs through economies of scale and costs savings programs.

The aggregate purchase price was $2,600,000 plus the liabilities assumed of $690,186. The following summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition. The Company is in the process of obtaining third-party valuations of certain assets; thus, the allocation of the purchase price is subject to refinement.

Based on estimated fair values as of January 31, 2005

	(Unaudited)
Current assets	$ 580,027
Land	1,440,000
Other assets, net	500,938
Covenants not-to-compete	300,000
Goodwill	469,221
Total assets acquired	3,290,186
Current liabilities	400,067
Long term liabilities	290,119
Total liabilities assumed	690,186
Net assets acquired	$2,600,000

Out of the total purchase price, $300,000 was assigned to a covenant-not-to compete agreement (the agreement) with the stockholders of SLBM. This intangible asset will be amortized over a three-year period based on the duration of the agreement. The goodwill of $469,221 is expected to be deductible for tax purposes.

Out of the total purchase price, the Company has deposited $100,000 in an escrow account to cover any contingencies and expenses related to an environmental issue to which a portion of the acquired land (less than 10%) is subject to. Experts in environmental issues were hired which, together with the regulatory agencies, will render an opinion as to the solutions to this pre-acquisition contingency. Additionally, and up to the resolution of this contingency, $640,000 of the total purchase price has not been paid.

Revenues for the year ending December 31, 2005 are projected to reach $4.4 million.

On March 11, 2005, Michael J. Spector and Margaret D. Spector made a $500,000 loan to the Company to be used for its general working capital. The note evidencing the loan bears interest, payable monthly, at the prevailing Citibank, N.A. prime rate and the principal amount of the note is payable on January 31, 2006.

In addition, on February 16, 2005, the Spectors made a $3,000,000 loan to the Company to be used in connection with the acquisition of State-Line Bark & Mulch, Inc. The note evidencing the loan bears interest, payable monthly, commencing on March 1, 2005, at Citibank, N.A.'s prime rate. The entire principal balance of the loan is due and payable on February 16, 2006. The loan is secured by a pledge of all outstanding stock of Margo State Line, Inc.

Note 23 – Tropical Storm Jeanne

On September 15, 2004, Puerto Rico was struck by Tropical Storm Jeanne (Jeanne). Jeanne damaged a portion of the Company's facilities (shadehouses) and inventory of plant material.

For the year ended December 31, 2004, as a result of the damages caused by Jeanne, the Company recorded the following loss:

Description	Amount
Inventory damaged or destroyed	$ 88,735
Restoration, clean up and debris removal	37,418
Property destroyed (replacement cost)	55,262
	$ 181,415
Less: Proceeds from insurance claims	(103,395)
Loss from damages caused by Jeanne	$ 78,020

STOCK PRICE INFORMATION

The Company's common stock is quoted on the NASDAQ Stock Market ("NASDAQ") under the symbol MRGO.

The following table sets forth the high and low sales prices for the Company's common stock, as reported by NASDAQ, for each of the calendar quarters of 2004 and 2003. Common stock prices have been adjusted to give retroactive effect to the five-for-four stock split effective July 8, 2005.

	2004		2003	
Quarter:	High	Low	High	Low
First	$5.58	$3.60	$7.50	$3.04
Second	$5.44	$2.54	$7.70	$4.98
Third	$3.94	$2.72	$10.00	$5.85
Fourth	$9.42	$3.14	$7.50	$7.00

The last reported sales price for the common stock on August 8, 2005 was $6.50 per share. However, on May 25, 2005, the Board of Directors of the Company approved a five-for-four stock split effected in the form of a stock dividend. The stock dividend was issued on July 8, 2005 to all common shareholders of record at the close of business on June 17, 2005. The stock dividend resulted in 558,456 additional shares being issued. Accordingly, the weighted average number of shares outstanding and the stock sales price after that date reflect the effect of the stock split. The financial statements herein presented were not adjusted to reflect the effect of the stock dividend.

There were approximately 72 holders of record of the common stock as of August 8, 2005. This amount includes custodians, brokers and other institutions that hold the common stock as nominees for an undetermined number of beneficial owners. As of August 8, 2005 the Company had 2,792,345 shares of common stock outstanding.

The Company did not pay any cash dividends on its common stock during 2004 or 2003. The payment of cash dividends in the future is dependent upon the earnings, cash position and capital needs of the Company, as well as other matters deemed relevant by the Company's Board of Directors.

Dividends paid on the Company's common stock are generally subject to a 10% withholding tax at source under Puerto Rico tax laws. United States shareholders may be entitled to a foreign tax credit, subject to certain limitations, in connection with the imposition of the withholding tax.

Prior to the first dividend distribution for the taxable year, individuals who are residents of Puerto Rico may elect to be taxed on the dividends at the regular graduated rates, in which case the special 10% tax will not be withheld from such year's distributions.

United States citizens who are non-residents of Puerto Rico may also make such an election, except that notwithstanding the making of such election of the 10% withholding tax will still be made on any dividend distribution unless the individual files with the Company prior to the first distribution date for the taxable year a certificate to the effect that said individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single, or $3,000 if married, in which case dividend distributions for said year will not be subject to Puerto Rico taxes.

The Company recommends that shareholders consult their own tax advisors regarding the above tax issues.

The Company did not purchase any of its equity securities during the calendar year ended December 31, 2004.

MARGO CARIBE, INC. AND SUBSIDIARIES

DIRECTORS AND OFFICERS

DIRECTORS

Michael J. Spector
Chairman of the Board
Of Directors and
Chief Executive Officer

Michael A. Rubin
Director, Member of the Audit
and Compensation Committees

Ramón Domínguez
Director, Member of the Audit
and Compensation Committees

Roberto Luciano, CPA
Director, Chairman of the Audit Committee

Blás Ferraiuoli
Director

Evan Berger
Director, Member of the
Audit Committee

OFFICERS

Michael J. Spector
Chief Executive Officer

Margaret D. Spector
Secretary

Juan B. Medina
President and
Chief Operating Officer

Luis R. Carrasquillo Ruiz, CPA
Senior Vice President and
Chief Financial Officer

Luis A. Torres
Senior Vice President
and General Manager

MARGO CARIBE, INC.

CORPORATE INFORMATION

TRANSFER AGENT AND REGISTRAR
American Stock Transfer and Trust Company
6201 15th Avenue
Brooklyn, New York 11219

CORPORATE OFFICE
Road 690
Kilometer 5.8
Vega Alta, Puerto Rico 00692
Telephones 888-883-2570
787-883-2570

AUDITORS
Deloitte & Touche, LLP
Hato Rey Tower-Suite 1200
268 Munoz Rivera Avenue
San Juan, Puerto Rico 00918-2511

LEGAL COUNSEL
Pietrantoni, Mendez & Alvarez, LLP
Banco Popular Center 19th Floor
209 Muñoz Rivera Avenue
San Juan, Puerto Rico 00918

ANNUAL REPORT ON FORM 10-KSB
A copy of the Company's Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available without charge to shareholders by writing to the Senior Vice President and Chief Financial Officer at the Corporate Office
Call Box 1370
Dorado, Puerto Rico 00646-1370